Exhibit 21.1

Subsidiaries of BioMarin Pharmaceutical Inc. as of December 31, 2008

Name	Jurisdiction of Incorporation
BioMarin Brasil Farmaceutica Ltda.	Brazil
BioMarin Holding Ltd.	Ireland
BioMarin Holding (Lux) S.a.r.l	Luxembourg
BioMarin Europe Ltd.	Ireland